SECURIT 10028268 SION

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SEC FILE NUMBER
8 - 52843

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

NAME OF BROKER-DEALER:

Lime Brokerage LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Broadway, 12th Floor
(No. and Street)

New York	New York	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Richter — (212) 824-5000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Michael Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lime Brokerage LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN CONVERY
Notary Public, State of New York
No. 01CO6176261
Qualified in Kings County
Commission Expires Oct. 29, 2011

Signature

CFO
Title

Susan Convery
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Member of Lime Brokerage LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by Lime Brokerage LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 22, 2010

LIME BROKERAGE LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period From April 1, 2009 Through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$	14,871,918
General Assessments at .0025	$	37,180
Payment Remitted with Form SIPC-6		(15,500)
Amount Due with Form SIPC-7T	$	21,680

LIME BROKERAGE LLC
(a limited liability company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in the accompanying supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by the Regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 22, 2010

LIME BROKERAGE LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	9,973,262
Due from clearing brokers		5,525,305
Due from other brokers		2,007,707
Property and equipment (less accumulated depreciation of $3,604,700)		4,793,232
Other assets		690,538
Total Assets	$	22,990,044
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Due to other brokers	$	2,147,787
Accrued expenses and other liabilities		2,350,305
Total Liabilities		4,498,092
Member's equity		18,491,952
Total Liabilities and Member's Equity	$	22,990,044

See Notes to Financial Statement

1. ORGANIZATION AND BUSINESS ACTIVITY:

Lime Brokerage LLC (the "Company"), a wholly-owned subsidiary of Lime Brokerage Holdings LLC ("Holdings"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority, Inc. ("FINRA"); the Commodity Futures Trading Commission ("CFTC"); and the National Futures Association ("NFA"). The Company conducts business on a fully disclosed basis with Goldman Sachs Execution & Clearing, L.P. ("GSEC"), Fortis Clearing Americas ("Fortis") and Penson Financial Services, Inc. ("Penson") pursuant to clearing agreements (collectively referred to as the "Clearing Brokers"). The Company does not receive, directly or indirectly, or hold funds or securities for customers and does not carry accounts of or for customers. The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company records commission, fee and rebate revenues on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and are available for issuance on February 22, 2010. Subsequent events have been evaluated through this date.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on an accelerated basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 15 years. Leasehold improvements are depreciated over the term of the lease.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

The Company is consolidated into Holdings for income tax purposes, Holdings files an income tax return in the U.S. Federal jurisdiction, and may file income tax returns in various U.S. states and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In accordance with GAAP, the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on grant-date fair value of the award (with limited exceptions).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the statement of operations.

3. DUE FROM/TO CLEARING BROKERS:

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to the clearing agreements. At December 31, 2009, the Due from Clearing Brokers includes required deposits aggregating $1,200,000 with the Clearing Brokers pursuant to the clearing agreements, as well as commissions earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

4. DUE FROM/TO OTHER BROKERS:

Certain customer trades are executed on Electronic Communications Networks ("ECNs") or Exchanges for which the Company receives rebates and incurs execution and other costs. At December 31, 2009, $1,663,860 of net fees were due to ECNs and Exchanges.

5. PROPERTY AND EQUIPMENT:

Details of property and equipment at December 31, 2009 are as follows:

Leasehold improvements	$ 2,359,996
Furniture	772,550
Office equipment	932,226
Computer equipment	4,333,160
	8,397,932
Less accumulated depreciation and amortization	3,604,700
	$ 4,793,232

6. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to an agreement between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

The Company maintains its cash balances with large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses on these amounts to date.

7. OPTION PLAN:

On August 7, 2000, the Company established an option plan (the "2000 Plan") for certain employees, members or service providers of the Company and its affiliates. On December 31, 2007, all holders of vested and unvested options in the 2000 Plan relinquished their rights under the 2000 Plan in exchange for options on Class A units of Holdings under an options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the Plan are substantially the same in the Holdings Plan.

The Holdings Plan provides for the issuance of options to purchase a maximum of 250,000 Class A units of Holdings. The granting of options is at the sole discretion of the Holdings Board of Directors. Option grants will have an exercise price not less than the fair market value at the date of grant. Generally, options vest 25% per year on a quarterly basis and are not exercisable until the seventh anniversary date of the grant or upon certain changes in ownership control of Holdings, as defined, whichever is earliest to occur, and expire on the tenth anniversary.

During the year ended December 31, 2009, the Company recognized compensation expense of $1,389,187 relating to such option grants.

A summary of the status of the Company's options applicable to the Holdings Plan as of December 31, 2009, and changes during the year then ended, is presented below:

7. OPTION PLAN (CONTINUED):

	Weighted average Number of Units	Exercise Price
Outstanding at beginning of year	85,706	$ 114.28
Granted	74,400	$ 420.70
Exercised	0	N/A
Forfeited	(2,497)	$ 135.50
Options outstanding at end of year	157,609	$ 258.50

During the year ended December 31, 2009, a holder of options forfeited 2,497 of unvested options. No payments were made in exchange for the forfeited options.

The total compensation cost not yet recognized of $3,271,403 (for non-vested awards) has a weighted average period of 30.9 months over which the compensation expense is expected to be recognized.

At December 31, 2009 the following options were outstanding:

Options Outstanding	Exercise Price	Percent Vested at December 31, 2009	Approximate Remaining Life of Options (Years)
3,375	24.67	100.00%	3.5
15,633	57.57	100.00%	4.6
1,875	74.97	100.00%	6.3
42,026	135.50	74.95%	6.5
7,200	130.04	50.00%	8.0
13,100	128.83	37.12%	8.5
26,400	125	23.58%	9.1
16,000	250	25.00%	9.0
16,000	500	25.00%	9.0
16,000	1000	25.00%	9.0

7. OPTION PLAN (CONTINUED):

The Company uses the Black-Scholes option-pricing model to determine the fair value of option grants made in 2009 and previously. The following assumptions were applied in determining compensation costs:

Risk-free interest rate	2.00 – 2.59 %
Expected option term	7 years
Expected price volatility	40 – 45 %
Dividend yield	0%

The grant date weighted-average fair value of the 74,400 options that were granted during 2009 was $35.30 per share.

During the year ended December 31, 2009, the Company also granted an additional 64,000 options, of which, 32,000 begin vesting in 2013 and 32,000 begin vesting in 2017. Due to the uncertainties of the options being exercised and changes in valuation in the future, they have been excluded from the above disclosures. The weighted average exercise price of these options at grant date is $1,406.25. The total compensation cost not yet recognized for these options is $421,690. Below is the breakout of the outstanding options at December 31, 2009:

Options Outstanding	Exercise Price	Percent Vested at December 31, 2009	Approximate Remaining Life of Options (Years)
16,000	625	0%	13.0
32,000	1250	0%	15.0
16,000	2500	0%	17.0

On December 31, 2009 Holdings adopted a new options plan ("2010 Plan") for certain employees or service providers of the company. The 2010 Plan provides for the issuance of options to purchase a maximum of 271,291 Class A units of Holdings. No grants have been awarded as of December 31, 2009.

8. NET CAPITAL REQUIREMENT:

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 ("the Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2009, the Company's net capital was $12,921,290, which was $12,621,417 in excess of its minimum requirement of $299,873. The ratio of aggregate indebtedness to net capital was 0.35 to 1.

9. COMMITMENTS:

On August 1, 2001, the Company entered into a noncancellable operating lease for office space in New York with a company affiliated through common ownership. The lease, as amended, expired on December 31, 2008 but continued on a month to month basis through March 20, 2009. Rent paid to this affiliate amounted to $44,442 for the year ended December 31, 2009.

On June 30, 2005, the Company entered into a noncancellable operating lease for a data center facility in New Jersey. The term of the lease is for 12 years, ending on September 16, 2017. Rent paid for the year ended December 31, 2009 amounted to $84,406. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of $46,295. As of December 31, 2009 there have been no draw downs under this letter of credit.

On October 1, 2006, the Company entered into a noncancellable operating lease for a technology development center in Massachusetts. The term of this lease, as amended, expires on September 30, 2013. Rent paid for the year ended December 31, 2009 amounted to approximately $615,674. The Company has posted a security deposit in the amount of $65,724.

On June 12, 2008, the Company entered into a noncancellable operating lease for office space in New York. The lease expires on November 12, 2018. Rent paid for the year ended December 31, 2009 amounted to $441,012. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of December 31, 2009 there have been no draw downs under this letter of credit.

As of December 31, 2009, future minimum lease payments due under the leases are approximately as follows:

Year ending December 31,

2010	$ 1,177,000
2011	1,226,000
2012	1,269,000
2013	1,151,000
2014	614,000
Thereafter	2,274,000
	$ 7,711,000

The Company subleases to affiliates space in its technology development center and its data center. For the year ended December 31, 2009, income from these subleases amounted to approximately $474,000, which is included in other income on the Statement of Operations.

10. RELATED PARTY TRANSACTIONS:

As of December 31, 2009, the Company had outstanding loans to employees and related accrued interest receivable of $52,912, which is included in other assets on the Statement of Financial Condition.

For the year ended December 31, 2009, the Company earned approximately 28% of its net commissions in connection with transactions executed on behalf of customers which are affiliated through common ownership.

During the year ended December 31, 2009, the Company entered into expense sharing transactions with related parties. As of December 31, 2009, the Company was due $125,115 from related parties, and owed $32,429 to a related party. These amounts are included in other assets and accrued expenses and other liabilities, respectively, on the Statement of Financial Condition.

11. 401(K) PLAN:

The Company participates, in conjunction with affiliated companies, in a 401(k) Retirement Plan (the "401(k) Plan") for all eligible employees. Under the terms of the 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. The Company chose not to make such a contribution for the year ended December 31, 2009.

LIME BROKERAGE LLC
(a limited liability company)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

DECEMBER 31, 2009

Credits - Member's equity	$	18,491,952
Debits:		
Nonallowable assets:		
Due from other brokers		86,884
Property and equipment, net		4,793,232
Other assets		690,538
Total debits		5,570,654
Net capital before haircuts		12,921,298
Less haircut on foreign currency balances		8
Net capital		12,921,290
Minimum net capital requirement (Under SEC Rule 15c3-1) - the greater of $100,000 or 6.67% of aggregate indebtedness		299,873
Minimum net capital requirement (Under CFTC Regulation 1.17) - the greater of $45,000 or SEC Rule 15c3-1 minimum requirement		299,873
Excess net capital	$	12,621,417
Aggregate indebtedness	$	4,498,092
Ratio of aggregate indebtedness to net capital		.35 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2009.

LIME BROKERAGE LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009